FILED BY COREBRIDGE FINANCIAL, INC.
COMMISSION FILE NO.: 001-41504
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14a–12 UNDER THE SECURITIES EXCHANGE OF 1934, AS AMENDED
SUBJECT COMPANY: COREBRIDGE FINANCIAL, INC. AND EQUITABLE HOLDINGS, INC.

Organizational Announcement

Dear colleagues,

Earlier today, we announced that Chris Filiaggi, our Chief Accounting Officer, has been appointed Interim Chief Financial Officer, effective April 24. I’m proud that we were able to look within our own ranks to fill this role.

Chris is a tremendous resource and proven finance leader. Over many years, both with our company and previously with AIG, he has built deep institutional knowledge, strong technical expertise and, most importantly, the trust and confidence of colleagues and partners.

Chris’ appointment reflects the strength of our broader Finance team and the depth of talent across Corebridge. We have built a strong bench of leaders who are deeply committed to our business, our customers and one another, and that strength gives me confidence as we navigate the months ahead.

This year will be a transformative one for our company as we prepare to merge with Equitable Holdings. Having stability and continuity during this time is critical, and today’s appointment is an important step as we move toward the next chapter for Corebridge.

Please join me in congratulating Chris on his new role.

Sincerely,

Marc